Exhibit 99.1

Velan launches consent solicitation TO RECONSTITUTE THE progenics BOARD WITH ITS FIVE HIGHLY-QUALIFIED, INDEPENDENT director nominees

Believes its Five Completely Independent Nominees Would Bring Much-Needed Skill Sets and Drastically Improve the Board’s Strategic Oversight and Corporate Governance Failings

Expresses Disappointment with Current Board’s Actions Following Stockholder Vote Results Calling for Change and its Continued Refusal to Address the Real Issues Facing Progenics

Believes Removal of Three Longest-Tenured Directors is Necessary to Address the Significant Destruction of Stockholder Value Under Their Leadership

Files Preliminary Consent Statement and Plans to Engage with Fellow Stockholders in Near Term

Will Issue Comprehensive Strategic and Operational Plan to Help Progenics Reach its Full Potential in the Coming Weeks

Alpharetta, GA – September 18, 2019 /Business Wire/ -- Velan Capital, L.P. (together with the other members of its group, “Velan” or “we”), one of the largest stockholders of Progenics Pharmaceuticals, Inc. (“Progenics” or the “Company”)(NASDAQ:PGNX), comprised of successful specialty pharmaceutical operators and financial services experts, today announced that it has filed a preliminary consent statement with the SEC and delivered a written consent to the Company seeking to reconstitute the Progenics Board of Directors (“Board”) through the removal of the three long-tenured directors and the election of its five highly-qualified, fully-independent nominees.

Following the stockholder support for Velan’s campaign for change at the Company’s 2019 Annual Meeting of Stockholders (the “2019 Annual Meeting”), the Board’s actions (or lack thereof), including its failure to immediately engage with us and continued refusal to address the real issues facing the Company, have led us to believe that substantial change is urgently required at Progenics. Velan therefore feels compelled, on behalf of all stockholders, to take the next steps to provide for a better future at Progenics by putting in place a vastly improved board of directors.

Velan is pleased to identify five exceptional nominees for stockholder consideration. These individuals, who were selected after an extensive evaluation of numerous potential candidates, have the skill sets that are urgently needed at Progenics. All of these nominees have served on public company boards and bring a wide array of experience: pharmaceutical and radiopharmaceutical commercialization and supply chain expertise, investor relations and shareholder engagement, sophisticated financial analysis and judgment, and appropriate corporate governance and compensation oversight. The nominees are as follows:

Nominee	Select Experience	Notable Skill Sets
Dr. Gérard Ber

•         Previously Co-Founder and Chief Operating Officer of Advanced Accelerator Applications, building the business from scratch and selling to Novartis for $3.9 billion

•         Launched multiple radiopharmaceuticals, including LUTATHERA

•         Director at Y-mAbs Therapeutics, Inc. (NASDAQ:YMAB)

• Radiopharmaceuticals • Operations, supply chain and commercialization • Drug development • PhD in Pharmacy
Dr. Eric J. Ende

•         President of Ende BioMedical Consulting

•         Previously a senior biotechnology analyst at multiple bulge bracket banks

•         Current director at Avadel Pharmaceuticals plc (NASDAQ:AVDL) and Matinas BioPharma Holdings, Inc. (NYSE AMERICAN:MTNB)

•         Previous director at Genzyme Corp.

• Wall Street analyst / stockholder communication • Financial and industry expert • M.D. & M.B.A.
Ann MacDougall

•         Chief Executive Officer and Co-Founder of Dunollie Fund

•         Previously a Fellow at the Harvard University Advanced Leadership Institute

•         Previously served as General Counsel and member of the Management Committee in the U.S. and as Global Deputy General Counsel in Paris for PwC

•         Director at Opiant Pharmaceuticals, Inc. (NASDAQ:OPNT) and Atmos XR, Inc.

• Governance expert • Social impact • Pharma (board) experience • Attorney
Heinz Mäusli

•         Previously Chief Financial Officer of Advanced Accelerator Applications, and led the diligence and negotiations in its sale to Novartis for $3.9 billion

•         Launched multiple radiopharmaceuticals, including LUTATHERA

•         Director at Inventiva S.A. (Euronext: IVA)

•         Previous director at Advanced Accelerator Applications S.A.

• Radiopharmaceuticals • Operations, supply chain and commercialization • Financial expert • M&A execution / diligence • M.B.A.
David Mims

•         Previously President, U.S. Specialty Pharmaceuticals of Aptalis Pharmaceuticals

•         As a pharmaceutical executive, Mr. Mims successfully led multiple commercial organizations, including growing Aptalis to $475+ million in annual net sales in the U.S.

•         Executed multiple transactions as member of both selling and buying management teams

•         Previous director at Axcan Pharma, Inc. (formerly NASDAQ:AXCA)

• Operations, supply chain and commercialization • Financial expert • M&A execution / diligence • CPA (inactive)

Further, this slate of independent director nominees is committed to executing on a comprehensive strategic plan for Progenics that will seek to put operations on par with well-performing competitors and create substantial value for stockholders. Velan is working diligently with these nominees on a comprehensive plan that we intend to release in the coming weeks, and which will include an outline of the operational actions our nominees would pursue, if elected.

Current Progenics CEO Mark Baker and the Board have presided (and continue to preside) over an extended period of poor performance and a lack of results for cancer patients. One of the most important governance responsibilities of the Board is to ensure that the right executive leadership is in place. Unfortunately, the current Board, particularly longest-tenured directors David A. Scheinberg (director since 1996) and Nicole S. Williams (director since 2007), do not appear to have fulfilled this basic responsibility, given their failure to hold Mr. Baker accountable for his prolonged underperformance since his appointment as CEO in 2011. Change on the Board is critical to ensure renewed focus and commitment to unlocking stockholder value. We believe that an objective, properly functioning Board would come to the right determination that CEO Mark Baker has failed essentially all stakeholders and that new leadership is required – consistent with what we understand to be the views of most stockholders. A key element of our plan will therefore be the Board identifying a top-tier CEO to lead Progenics going forward. We have had discussions with leading search firms regarding this important position – though ultimately this determination would be made by the new Board. We also believe the availability and quality of our Nominees are appropriate to provide extensive oversight and close guidance to management during any transition period, including one of our Nominees to step in and function as interim CEO.

We continue to believe there is significant value to be realized at Progenics. Velan’s preference has always been and continues to remain reaching a constructive solution to put the Company on a better path, however, any such solution must address the need for management accountability. Stockholders have spoken through their votes at the 2019 Annual Meeting and we believe the mandate is clear. Given the Company’s apparent refusal to come forward with a proposal that reflects the degree of change that we believe is desperately needed at Progenics, we have taken the extraordinary action of launching a consent solicitation to reconstitute the Board.

Investor Contacts:

Deepak Sarpangal

(415) 677-7050

info@velancapital.com

Okapi Partners LLC

Pat McHugh / Jason Alexander

(212) 297-0720

info@okapipartners.com

Media Contact:
Joe Germani / Sarah Braunstein

Sloane & Company

(212) 486-9500

JGermani@sloanepr.com / SBraunstein@sloanepr.com

CERTAIN INFORMATION CONCERNING PARTICIPANTS

Velan Capital, L.P., together with the other participants named herein (collectively, the “Participating Stockholders”), has made a preliminary filing with the Securities and Exchange Commission (“SEC”) of a consent statement and an accompany consent card to be used to solicit consents from stockholders of Progenics Pharmaceuticals, Inc., a Delaware corporation (the “Company”), for a number of proposals, the ultimate effect of which, if successful, would be to reconstitute the Board of Directors of the Company (the “Board”) through the removal of three current members of the Board and the election of the Participating Stockholder’s five highly qualified director nominees.

THE PARTICIPATING STOCKHOLDERS ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ THE CONSENT STATEMENT AND OTHER CONSENT MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH CONSENT MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS CONSENT SOLICITATION WILL PROVIDE COPIES OF THE CONSNET STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' CONSENT SOLICITOR.

Velan Capital, L.P. (“Velan”), Altiva Management Inc. (“Altiva”), Balaji Venkataraman, Virinder Nohria, LTE Partners, LLC (“LTE”), LTE Management, LLC (“LTE Management”), Melkonian Capital Management, LLC (“MCM”), Ryan Melkonian, Terence Cooke, Deepak Sarpangal, Gérard Ber, Eric Ende, Ann MacDougall, Heinz Mäusli and David Mims are participants in this solicitation.

As of the date hereof, Velan directly beneficially owns 8,011,733 shares of common stock of the Company (“Common Stock”). Altiva, as the general partner of Velan, may be deemed the beneficial owner of the 8,011,733 shares of Common Stock owned by Velan. Mr. Venkataraman, as the sole shareholder of Altiva, may be deemed the beneficial owner of the 8,011,733 shares of Common Stock owned by Velan. As of the date hereof, Mr. Nohria directly beneficially owns 110,000 shares of Common Stock. As of the date hereof, LTE directly beneficially owns 1,950,000 shares of Common Stock. MCM, as the sole investment advisor to LTE, may be deemed the beneficial owner of the 1,950,000 shares owned by LTE. LTE Management, as the sole manager of LTE, may be deemed the beneficial owner of the 1,950,000 shares owned by LTE. Mr. Melkonian, in his capacities as (i) the sole manager and majority member of LTE Management and (ii) the Chief Investment Officer, Managing Member and majority owner of MCM, may be deemed the beneficial owner of the 1,950,000 shares owned by LTE. As of the date hereof, Mr. Cooke directly beneficially owns 40,000 shares of Common Stock. As of the date hereof, Dr. Ber directly beneficially owns 50,000 shares of Common Stock. As of the date hereof, none of Deepak Sarpangal, Eric Ende, Ann MacDougall, Heinz Mäusli and David Mims own beneficially or of record any securities of the Company.